

Mail Stop 7010

July 20, 2007

Via U.S. mail

Ms. Yingxia Jiao, Chief Executive Officer
China Yingxia International, Inc.
Harbin Yingxia Industrial Co., Ltd
No. 300, Xidazhi Street Nangang
Harbin Heilongjiang F4 150001
People's Republic of China

> **Re:** **China Yingxia International, Inc.**
> **Schedule 14C**
> **File No. 0-30790**
> **Filed June 22, 2007**

Dear Ms. Jiao:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We direct your attention to Item 1 of Schedule 14C. Pursuant to Item 1, all information called for by all the Items of Schedule 14A (other than Items 1(c), 2, 4 and 5 thereof) must be disclosed. In particular, please provide the disclosure required by Items 8 and 10 of Schedule 14A.

Amended Bylaws, page 3

2.   Include disclosure explaining the reasons for and the general effect of the
      amendments to your Bylaws as required by Item 19 of Schedule 14A.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        Finally, we remind you that the company has yet to sufficiently respond to a letter
from us dated January 23, 2007 regarding your Form 8-K filed May 22, 2006, Form 10-
QSB for the fiscal quarter ended June 30, 2006 (filed August 14, 2006) and Form 10-
QSB for the fiscal quarter ended September 30, 2006 (filed November 20, 2006). Please
provide a response to Jill Davis and Jennifer Goeken as soon as possible.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Madison
     T. Levenberg

     Via facsimile
     Peter Zhou, American Union Securities
     (212) 785-5867